
RECEIVED
MAR - 1 2005
213
PROCESSING
SECTION
WASH. D.C.

VF 3-25-05

SECURIT  05040397 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Gosling (212) 969-7942
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, Andrew Gosling, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein, LLC, as of December 31, 2004, are true and correct. I further ~~swear (or~~ affirm~~)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN A. PIAGGIONE
Notary Public, State of New York
No. 01CR5040291
Qualified in Queens County
Certificate Filed in New York County
Commission Expires 2/6/07

Notary Public

Signature

Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DRESDNER KLEINWORT WASSERSTEIN, LLC

(An Indirect Wholly Owned Subsidiary of
Dresdner Bank AG)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2005
WASH. D.C.
213
SECTION

Independent Auditors' Report

The Board of Managers and Members
Dresdner Kleinwort Wasserstein, LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Wasserstein, LLC (the Company, an indirect wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

DRESDNER KLEINWORT WASSERSTEIN, LLC
(An Indirect Wholly Owned Subsidiary of
Dresdner Bank AG)

Statement of Financial Condition

December 31, 2004

(Dollars in thousands)

Assets		
Cash	$	29,803
Accounts receivable		1,973
Premises and equipment, net		2,186
Due from affiliates		35,546
Other assets		2,166
Subordinated note receivable from affiliate		50,000
Total assets	$	121,674
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	2,588
Liability under operating leases for unused space		8,635
Due to affiliates		4,765
Other liabilities		5,078
Total liabilities		21,066
Members' equity		100,608
Total liabilities and members' equity	$	121,674

See accompanying notes to statement of financial condition.

DRESDNER KLEINWORT WASSERSTEIN, LLC
(An Indirect Wholly Owned Subsidiary of
Dresdner Bank AG)

Notes to Statement of Financial Condition

December 31, 2004

(Dollars in thousands)

(1) Organization

Dresdner Kleinwort Wasserstein, LLC (the Company) is a majority and indirectly owned subsidiary of DrKW Holdings, LLC, which in turn is a wholly owned subsidiary of Dresdner Bank AG (the Parent). The Parent is a wholly owned subsidiary of Allianz AG (the Ultimate Parent).

Up to the close of business on December 31, 2004, the Company provided investment banking and strategic advisory services to a select client base. At the close of business on December 31, 2004, the Company agreed to sell its assembled workforce, deal pipeline, and employee-related assets to Dresdner Kleinwort Wasserstein Securities LLC (DrKW Securities), an affiliate, which is wholly owned by the Parent. Further to this transaction, the Company will cease to provide investment banking and strategic advisory services.

As prescribed by Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, the Company accounted for the proceeds of the sale of its employees and deal pipeline as a contribution of capital from the Parent.

At the balance sheet date, the Company was a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc (NASD). However, further to the sale of its investment banking and strategic advisory employees, on January 19, 2005, the Company applied to de-register as a member of the NASD.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, bankers' acceptances, commercial paper, and time deposits. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(b) Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

(c) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(Continued)

(Dollars in thousands)

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2004 is as follows:

Leasehold improvements	$	9,199
Furniture and equipment		7,991
Total		17,190
Less accumulated depreciation and amortization		(15,004)
Net book value	$	2,186

(4) Commitments and Contingencies

The Company leases office space under agreements which expire in 2010. The future minimum annual rentals under noncancelable leases are due as follows:

Year ending December 31:		
2005	$	3,047
2006		3,158
2007		3,240
2008		3,326
2009		3,258
2010		2,318
Total minimum lease payments	$	18,347

In the normal course of business, the Company, from time to time, may be a defendant in litigation relating to its advisory business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company does not expect to suffer any material loss in connection with its contracts.

(Dollars in thousands)

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $5 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2004, the Company had net capital of $17,084, which exceeded the requirement of $1,404 by $15,680. The Company's ratio of aggregate indebtedness to net capital was approximately 1.23 to 1.

(6) Liability Under Operating Leases for Unused Space and Personnel Restructuring

Under the terms of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company is required to provide for the future costs with respect to personnel charges and the present value of future costs with respect to leases it holds in properties that have been vacated as a result of exit or disposal activities. The personnel restructuring liability of $2,145 is presented in other liabilities in the statement of financial condition.

(7) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on
Internal Control Pursuant to SEC Rule 17a-5

The Board of Managers and Members
Dresdner Kleinwort Wasserstein, LLC:

In planning and performing our audit of the financial statements of Dresdner Kleinwort Wasserstein, LLC (the Company, an indirect wholly owned subsidiary of Dresdner Bank AG) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005